June 22, 2006

Jacob Ronnel
President
Hotel Outsource Management International, Inc.
80 Wall Street, Suite 815
New York, New York 10005

**Re: Hotel Outsource Management International, Inc.
         Preliminary Information Statement on Schedule 14C
         Registration No. 0-50306
         Filed on May 31, 2006**

Dear Mr. Ronnel:

        This is to advise you that we have reviewed your response letter, dated June 15, 2006, regarding the Preliminary Information Statement on Schedule 14C noted above and have the following comment:

1.   We have reviewed your revisions in response to prior comment 1. Please expand your disclosure to provide more background as to why Messrs. Bahry and Tamir were selected by the majority stockholders to be removed from the Board of Directors. We note for, example, that your CEO/President and COO/Secretary are part of the "majority shareholders" who are calling for the directors to be replaced. We further note that Mr. Bahry serves as Chairman of the Board, but that Mr. Tamir appears to hold no special position on the Board. In light of these facts, please advise investors why these directors are being replaced.

2.   We note that a total of 48 shareholders have agreed to vote for the actions enumerated in your Information Statement. Please explain to us how these consents of the 48 shareholders were obtained and how acquiring the consents from the 48 shareholders did not constitute a solicitation of proxies.

3.   We note your response to comment 2. Please provide a more detailed analysis regarding your reliance on Section 4(2) in offering your securities. This analysis should include, but not be limited to, how the offering was conducted, the number of investors involved and the sophistication of those investors.

All persons who are by statute responsible for the adequacy and accuracy of the information statement are urged to be certain that all information required pursuant to the Securities Exchange Act of 1934 has been included.

If you have any questions, please call David H. Roberts at (202) 551-3856 or the undersigned at (202) 551-3694.

Sincerely,

Owen Pinkerton
Senior Counsel